Exhibit 99.1

Condensed Consolidated Financial Statements

For the third quarter ended September 30, 2014

TABLE OF CONTENTS

Financial statements		NOTES TO THE FINANCIAL STATEMENTS

1	CONDENSED CONSOLIDATED INCOME STATEMENTS	6	1. description of business and nature of operations

2	CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	6	2. significant accounting policies

3	CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	7	3. future changes in accounting policies

4	CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	7	4. expenses

5	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS	8	5. trade and other receivables

		9	6. trade and other payables

		9	7. inventories

		10	8. mining interests

		11	9. long-term debt

		13	10. derivative instruments

		14	11. share capital

		16	12. income and mining taxes

		17	13. reclamation and closure cost obligations

		17	14. supplemental cash flow information

		18	15. segmented information

		20	16. FAIR VALUE MEASUREMENT

		22	17. commitments and contingencies

Financial Statements and Notes

CONDENSED CONSOLIDATED INCOME STATEMENTS
(unaudited)
		Three months ended		Nine months ended
			September 30		September 30
		$	$	$	$
(in millions of U.S. dollars, except per share amounts)	Note	2014	2013	2014	2013

Revenues		169.3	196.0	537.9	581.3
Operating expenses	4	94.2	102.1	288.0	313.8
Depreciation and depletion		53.7	42.7	158.0	124.7
Earnings from mine operations		21.4	51.2	91.9	142.8

Corporate administration		6.0	6.5	20.2	21.1
Share-based payment expenses	11	1.5	2.2	6.0	6.5
Exploration and business development		5.0	12.5	12.4	28.4
Income from operations		8.9	30.0	53.3	86.8

Finance income	4	0.5	0.6	1.0	1.2
Finance costs	4	(7.1)	(9.1)	(21.8)	(32.0)
Rainy River acquisition costs		-	(4.9)	-	(4.9)
Other (losses) gains	4	(13.8)	5.9	(21.5)	39.1

(Loss) earnings before taxes		(11.5)	22.5	11.0	90.2
Income tax expense	12	(48.1)	(10.3)	(56.2)	(26.7)

Net (loss) earnings		(59.6)	12.2	(45.2)	63.5

(Loss) earnings per share
Basic	11	(0.12)	0.02	(0.09)	0.13
Diluted	11	(0.12)	0.02	(0.09)	0.13

Weighted average number of shares outstanding (in millions)
Basic	11	503.9	495.3	503.7	482.9
Diluted	11	503.9	497.9	503.7	486.0

See accompanying notes to the condensed consolidated financial statements.

1

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)
		Three months ended		Nine months ended
			September 30		September 30
		$	$	$	$
(in millions of U.S. dollars)	Note	2014	2013	2014	2013

Net (loss) earnings		(59.6)	12.2	(45.2)	63.5

Other comprehensive income(1)
Unrealized gains on mark-to-market of gold contracts	10	-	-	-	18.1
Realized gains on settlement of gold contracts	10	-	-	-	13.8
Reclassification of discontinued gold contracts	10	6.8	7.0	20.5	11.7
Unrealized (losses) gains on available-for-sale securities (net of tax)		(0.2)	0.2	(0.1)	(0.2)
Deferred Income tax related to gold contracts	10	(2.8)	(2.9)	(8.5)	(17.8)
Total other comprehensive income		3.8	4.3	11.9	25.6
Total comprehensive (loss) income		(55.8)	16.5	(33.3)	89.1

(1)All items recorded in other comprehensive income will be reclassified in subsequent periods to net earnings.

See accompanying notes to the condensed consolidated financial statements.

2

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)
			September 30	December 31
			$	$
(in millions of U.S. dollars)		Note	2014	2013

Assets
Current assets
Cash and cash equivalents			416.1	414.4
Trade and other receivables		5	32.6	19.3
Inventories		7	223.4	182.0
Current income tax receivable			20.5	31.8
Prepaid expenses and other			5.2	10.5
Total current assets			697.8	658.0

Investments			0.4	0.5
Non-current inventories		7	28.7	31.0
Mining interests		8	3,387.6	3,336.5
Deferred tax assets			132.7	171.0
Other			3.5	2.0
Total assets			4,250.7	4,199.0

Liabilities and equity
Current liabilities
Trade and other payables		6	114.4	90.2
Total current liabilities			114.4	90.2

Reclamation and closure cost obligations		13	65.2	61.4
Provisions			10.6	9.4
Share purchase warrants			21.7	27.8
Long-term debt		9	871.9	862.5
Deferred tax liabilities			426.0	381.0
Deferred benefit			46.3	46.3
Other			0.4	0.5
Total liabilities			1,556.5	1,479.1

Equity
Common shares		11	2,818.0	2,815.3
Contributed surplus			94.9	90.0
Other reserves			(5.7)	(17.6)
Deficit			(213.0)	(167.8)
Total equity			2,694.2	2,719.9
Total liabilities and equity			4,250.7	4,199.0

Approved and authorized by the Board on October 29, 2014

"Robert Gallagher"	"James Estey"
Robert Gallagher, Director	James Estey, Director

See accompanying notes to the condensed consolidated financial statements.

3

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)
			Nine months ended
			September 30
		$	$
(in millions of U.S. dollars)	Note	2014	2013

Common shares
Balance, beginning of period		2,815.3	2,618.4
Acquisition of Rainy River		-	183.9
Shares issued for exercise of options and land purchases	11	2.7	8.3
Balance, end of period		2,818.0	2,810.6

Contributed surplus
Balance, beginning of period		90.0	85.2
Exercise of options		(1.0)	(3.1)
Equity settled share-based payments		4.5	6.1
Reclassification of share-based payments(1)		1.4	-
Balance, end of period		94.9	88.2

Other reserves
Balance, beginning of period		(17.6)	(50.5)
Change in fair value of available-for-sale investments		(0.1)	(0.2)
Change in fair value of hedging instruments (net of tax)		12.0	25.8
Balance, end of period		(5.7)	(24.9)

Retained (deficit) earnings
Balance, beginning of period		(167.8)	23.4
Net (loss) earnings		(45.2)	63.5
Balance, end of period		(213.0)	86.9

Total equity		2,694.2	2,960.8

(1)On April 30th, 2014, at the Company's annual general and special meeting of shareholders, the terms of the performance share units were modified resulting in the performance share units being reclassified as equity settled share-based payments

See accompanying notes to the condensed consolidated financial statements.

4

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)
		Three months ended		Nine months ended
			September 30		September 30
		$	$	$	$
(in millions of U.S. dollars)	Note	2014	2013	2014	2013

Operating activities
Net (loss) earnings		(59.6)	12.2	(45.2)	63.5
Adjustments for:
Realized losses on gold contracts		6.8	7.0	20.5	8.2
Realized and unrealized foreign exchange losses (gains)	4	23.1	(6.7)	26.1	11.8
Unrealized gains on share purchase warrants	4	(9.2)	(1.6)	(4.4)	(44.8)
Unrealized losses on concentrate contracts		4.1	0.3	3.4	1.3
Settlement payment of gold hedge contracts		-	-	-	(65.7)
Payment of Rainy River acquistion expenses		-	(12.9)	-	(12.9)
Reclamation and closure costs paid	13	(0.3)	(0.4)	(0.9)	(1.4)
Loss (gain) on disposal of assets	4	0.1	0.5	(0.2)	1.7
Depreciation and depletion		54.1	42.8	157.8	125.1
Equity settled share-based payment expense	11	1.3	1.9	4.5	6.1
Realized and unrealized losses on cash flow hedging items	4	-	-	-	(9.5)
Income tax expense	12	48.1	10.3	56.2	26.7
Finance income	4	(0.5)	(0.6)	(1.0)	(1.2)
Finance costs	4	7.1	9.1	21.8	32.0
		75.1	61.9	238.6	140.9
Change in non-cash operating working capital	14	(20.4)	(14.0)	(41.7)	(31.1)
Income taxes refunded (paid)		3.5	(11.7)	2.0	(37.6)
Net cash generated from operations		58.2	36.2	198.9	72.2

Investing activities
Mining interests		(73.7)	(63.7)	(190.6)	(201.1)
Government grant received		20.5	-	20.5	-
Proceeds from the sale of assets		0.1	-	0.4	-
Acquisition of Rainy River (net of cash received)		-	(107.2)	-	(107.2)
Interest received		0.2	0.4	0.6	0.8
Cash used in investing activities		(52.9)	(170.5)	(169.1)	(307.5)

Financing activities
Issuance of common shares on exercise of options and warrants		0.4	0.8	1.4	5.2
Financing initiation costs		(2.2)	-	(2.2)	(0.3)
Interest paid		(0.1)	-	(26.2)	(26.3)
Cash (used by) generated from financing activities		(1.9)	0.8	(27.0)	(21.4)

Effect of exchange rate changes on cash and cash equivalents		(1.3)	(0.2)	(1.1)	(2.3)

Change in cash and cash equivalents		2.1	(133.7)	1.7	(259.0)
Cash and cash equivalents, beginning of period		414.0	562.5	414.4	687.8
Cash and cash equivalents, end of period		416.1	428.8	416.1	428.8

Cash and cash equivalents are comprised of:
Cash		251.1	267.5	251.1	267.5
Short-term money market instruments		165.0	161.3	165.0	161.3
		416.1	428.8	416.1	428.8

See accompanying notes to the condensed consolidated financial statements.

5

Notes to the condensed consolidated financial statements

For the three and nine months ended September 30, 2014 and 2013

(Amounts expressed in millions of U.S. dollars, except per share amounts and unless otherwise noted)

1.	Description of business and nature of operations

New Gold Inc. (“New Gold” or the “Company”) is an intermediate gold producer engaged in gold mining and related activities including acquisition, exploration, extraction, processing and reclamation. The Company’s assets are comprised of the New Afton Mine in Canada, the Mesquite Mine in the United States (“U.S.”), the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico. Significant projects include the Rainy River development project in Canada, the Blackwater development project in Canada and a 30% interest in the El Morro copper-gold development project in Chile.

The Company is a corporation governed by the Business Corporations Act (British Columbia). The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange MKT under the symbol NGD.

The Company’s registered office is located at 1800 – 555 Burrard Street, Vancouver, British Columbia, V7X 1M9, Canada.

2.	Significant accounting policies

(a)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, on a basis consistent with the accounting policies disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2013.

These unaudited interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2013 which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies are presented as Note 2 in the audited consolidated financial statements for the year ended December 31, 2013, and have been consistently applied in the preparation of these unaudited condensed consolidated interim financial statements, except as noted in 2(b).

These unaudited condensed consolidated interim financial statements were approved by the Board of Directors of the Company on October 29th, 2014.

(b)	Changes in accounting policies

The Company has adopted the following new and revised International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) along with any amendments, effective January 1, 2014. These changes were applied in accordance with the applicable transitional provisions.

IFRIC 21, Levies

IFRIC 21, Levies (“IFRIC 21”), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments was issued by the IASB in May 2013. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The adoption of IFRIC 21 did not have a significant impact on the Company’s interim financial statements.

IAS 32, Financial instruments: presentation

IAS 32, Financial instruments: presentation (“IAS 32”), was amended by the IASB in December 2011. The amendment clarifies that an entity has a legally enforceable right to offset financial assets and financial liabilities if that right is not contingent on a future event and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The adoption of this standard did not have a significant impact on the Company’s interim financial statements.

IAS 36, Impairment of assets

IAS 36, Impairment of assets (“IAS 36”), was amended by the IASB in May 2013. The amendments require the disclosure of the recoverable amount of impaired assets when an impairment loss has been recognized or reversed during the period and additional disclosures about the measurement of the recoverable amount of impaired assets when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount. The adoption of this standard did not have a significant impact on the Company’s interim financial statements.

6

IFRS 2, Share-based payments

IFRS 2, Share-based payments (“IFRS 2”) was amended by the IASB in the second quarter of 2014. The amendments change the definitions of “vesting condition” and “market condition” in the standard, and add definitions for “performance condition” and “service condition”. They also clarify that any failure to complete a specified service period, even due to the termination of an employee’s employment or a voluntary departure, would result in a failure to satisfy a service condition. This would result in the reversal, in the current period, of compensation expense previously recorded reflecting the fact that the employee failed to complete a specified service condition. These amendments are effective for transactions with a grant date on or after July 1, 2014. These amendments had no impact on the Company’s interim financial statements.

IFRS 3, Business combinations (contingent consideration)

IFRS 3, Business combinations (“IFRS 3”) was amended by the IASB in the second quarter of 2014. The amendments clarify the guidance in respect of the initial classification requirements and subsequent measurement of contingent consideration. This will result in the need to measure the contingent consideration at fair value at each reporting date, irrespective of whether it is a financial instrument or a non-financial asset or liability. Changes in fair value will need to be recognized in profit and loss.  These amendments are effective for transactions with acquisition dates on or after July 1, 2014. These amendments had no impact on the Company’s interim financial statements.

3.	Future changes in accounting policies

On May 12, 2014, the IASB issued amendments to IAS 16, Property, Plant and Equipment (“IAS 16”), and IAS 38, Intangible Assets (“IAS 38”). In issuing the amendments, the IASB has clarified that the use of revenue-based methods to calculate the depreciation of a tangible asset is not appropriate because revenue generated by an activity that includes the use of a tangible asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB has also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.  This presumption for an intangible asset, however, can be rebutted in certain limited circumstances.  The standard is to be applied prospectively for reporting periods beginning on or after January 1, 2016 with early application permitted. The Company is currently evaluating the impact of applying the amendments but does not anticipate that there will be any impact on its current method of calculating depreciation or amortization.

On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). This standard outlines a single comprehensive model with prescriptive guidance for entities to use in accounting for revenue arising from contacts with its customers. This standard replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The effective date is for reporting periods beginning on or after January 1, 2017 with early application permitted. The Company has not yet determined the effect of adoption of IFRS 15 on its consolidated financial statements.

On July 24, 2014 the IASB issued IFRS 9, Financial Instruments (“IFRS 9”) as a complete standard. This standard replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement on the classification and measurement of financial assets and financial liabilities. The IASB has tentatively decided to require an entity to apply IFRS 9 for annual periods beginning on or after January 1, 2018. The Company has not yet determined the effect of adoption of IFRS 9 on its consolidated financial statements.

4.	expenses

(a)	Operating expenses by nature

Operating expenses by nature for the three and nine months ended September 30, are as follows:

	Three months ended		Nine months ended
		September 30		September 30
(in millions of U.S. dollars)	2014	2013	2014	2013

Raw materials and consumables	44.9	40.2	126.4	124.6
Salaries and employee benefits	29.1	31.1	89.3	91.1
Repairs and maintenance	7.6	6.7	20.7	22.4
Contractors	11.1	10.9	31.3	33.3
Royalties	3.1	2.9	9.0	10.8
Change in inventories and work-in-progress	(16.7)	(5.4)	(29.6)	(18.3)
Operating leases	5.8	4.8	14.4	18.5
Drilling and analytical	2.1	2.0	5.8	5.8
General and administrative	6.9	8.9	19.4	23.8
Other	0.3	-	1.3	1.8
	94.2	102.1	288.0	313.8

7

(b)	Finance costs and income

Finance costs and income for the three and nine months ended September 30, are as follows:

	Three months ended		Nine months ended
		September 30		September 30
(in millions of U.S. dollars)	2014	2013	2014	2013
Finance costs
Interest on senior unsecured notes	13.5	13.4	40.3	40.1
Other interest	1.0	0.8	2.8	2.4
Unwinding of the discount on decommisioning obligations	0.4	0.2	1.4	1.0
Other finance costs	0.7	0.8	1.8	2.8
	15.6	15.2	46.3	46.3
Less: amounts included in cost of qualifying assets	(8.5)	(6.1)	(24.5)	(14.3)
	7.1	9.1	21.8	32.0

	Three months ended		Nine months ended
		September 30		September 30
(in millions of U.S. dollars)	2014	2013	2014	2013
Finance income
Interest income	0.5	0.6	1.0	1.2

(c)	Other (losses) gains

The following table summarizes other (losses) gains for the three and nine months ended September 30:

	Three months ended		Nine months ended
		September 30		September 30
(in millions of U.S. dollars)	2014	2013	2014	2013
Ineffectiveness of hedging instruments	-	-	-	9.5
Unrealized gain on share purchase warrants	9.2	1.6	4.4	44.8
(Loss) gain on foreign exchange	(23.1)	6.7	(26.1)	(11.8)
Loss (gain) on disposal of assets	(0.1)	(0.5)	0.2	(1.7)
Other	0.2	(1.9)	-	(1.7)
	(13.8)	5.9	(21.5)	39.1

Share purchase warrants

The Company has outstanding share purchase warrants (“Warrants”), as at September 30, 2014. The Warrants have an exercise price denominated in a currency other than the Company’s functional currency and therefore are classified as a non-hedged derivative liability. The Warrants are measured at fair value on initial recognition, and subsequently re-measured at fair value at the end of each reporting period. Gains or losses are recognized in net earnings.

At September 30, 2014 the fair value of the Warrants was $21.7 million (December 31, 2013 - $27.8 million). The change in fair value resulted in a gain of $9.2 million and a foreign exchange gain of $1.5 million on the revaluation of the Warrants for the three months ended September 30, 2014 (2013 – fair value gain of $1.6 million and a foreign exchange loss of $0.8 million). For the nine months ended September 30, 2014 the change in fair value resulted in a gain of $4.4 million and a foreign exchange gain of $1.7 million (2013 – fair value gain of $44.8 million and a foreign exchange gain of $2.1 million).

5.	Trade and other receIvables

	September 30	December 31
(in millions of U.S. dollars)	2014	2013
Trade receivables	10.7	10.0
Sales tax receivable	25.1	9.9
Unsettled provisionally priced concentrate derivatives and copper swap contracts	(3.8)	(1.2)
Other	0.6	0.6
	32.6	19.3

8

6.	Trade and other payables

	September 30	December 31
(in millions of U.S. dollars)	2014	2013
Trade payables	33.5	30.5
Interest payable	21.3	8.4
Accruals	58.0	49.7
Current portion of decommissioning obligations (Note 13)	1.6	1.6
	114.4	90.2

7.	Inventories

	September 30	December 31
(in millions of U.S. dollars)	2014	2013
Heap leach ore	175.8	146.2
Work-in-process	16.7	8.9
Finished goods	14.8	14.5
Stockpile ore	1.9	2.5
Supplies	42.9	40.9
	252.1	213.0
Less: non-current inventories	(28.7)	(31.0)
	223.4	182.0

The amount of inventories recognized in operating expenses for the three and nine months ended September 30, 2014 was $88.1 million and $268.2 million (2013 – $99.2 million and $303.0 million).

Heap leach inventories of $28.7 million (December 31, 2013 – $31.0 million) are expected to be recovered after one year.

9

8.	Mining interests

		Non-	Plant &	Construction	Exploration
(in millions of U.S. dollars)	Depletable	depletable	equipment	in progress	& evaluation	Total

Cost
As at December 31, 2012	1,499.7	1,299.0	693.2	54.7	9.7	3,556.3
Additions	66.6	113.9	31.3	120.4	-	332.2
Acquisition of Rainy River	-	352.2	1.3	-	-	353.5
Disposals	-	-	(9.3)	-	-	(9.3)
Impairments	(338.1)	(70.7)	(6.3)	-	-	(415.1)
Government grant received	-	(5.7)	-	-	-	(5.7)
Transfers	121.9	(26.9)	54.4	(149.4)	-	-
As at December 31, 2013	1,350.1	1,661.8	764.6	25.7	9.7	3,811.9
Additions	32.7	97.1	24.3	94.3	-	248.4
Disposals	-	-	(8.1)	-	-	(8.1)
Government grant received	-	(20.5)	-	-	-	(20.5)
Transfers	24.9	28.9	8.0	(61.8)	-	-
As at September 30, 2014	1,407.7	1,767.3	788.8	58.2	9.7	4,031.7

Accumulated depreciation
As at December 31, 2012	254.6	-	166.8	-	-	421.4
Depreciation for the period	134.2	-	68.7	-	-	202.9
Disposals	-	-	(6.3)	-	-	(6.3)
Impairments	(139.8)	-	(2.8)	-	-	(142.6)
As at December 31, 2013	249.0	-	226.4	-	-	475.4
Depreciation for the period	110.3	-	66.3	-	-	176.6
Disposals	-	-	(7.9)	-	-	(7.9)
As at September 30, 2014	359.3	-	284.8	-	-	644.1

Carrying amount
As at December 31, 2013	1,101.1	1,661.8	538.2	25.7	9.7	3,336.5
As at September 30, 2014	1,048.4	1,767.3	504.0	58.2	9.7	3,387.6

The Company capitalized interest of $8.5 million and $24.5 million for the three and nine months ended September 30, 2014 (2013 – $6.1 million and $14.3 million) to qualifying development projects. The Company’s annualized capitalization rate is 6.53% (2013 – 6.53%).

Government grant received

The province of British Columbia provides an incentive for exploration in British Columbia as a refundable tax credit. The credit is based on 20% of qualifying exploration plus 10% additional credit if the exploration is carried out in a pine beetle affected area. This refundable tax credit is treated as government assistance and reduces mining interest or is included within net earnings when receivable. For the three and nine months ended September 30 2014, the Company received $21.3 million (2013 - $nil) with $20.5 million reducing mining interest and $0.8 million included within net earnings.

Impairment

At December 31, 2013 an impairment charge of $272.5 million ($206.3 million after tax) was recognized primarily relating to assets at Cerro San Pedro.

Disposal of exploration and evaluation asset

On October 14, 2014 the Company disposed of its interest in the Rio Figueroa exploration and evaluation asset located in Chile, in exchange for a 3% NSR royalty. The 3% NSR royalty can be repurchased by the counterparty for $50 million. At September 30, 2014 the carrying value of the asset is comprised of $9.7 million of exploration and evaluation assets and $3.4 million of related deferred tax liabilities.

10

A summary of carrying amount by property is as follows:

				As at September 30, 2014
		Non-	Plant &	Construction
(in millions of U.S. dollars)	Depletable	depletable	equipment	in progress	Total

New Afton Mine	717.8	-	299.1	36.9	1,053.8
Mesquite Mine	157.2	26.2	97.9	5.8	287.1
Peak Mines	121.8	27.4	73.1	7.6	229.9
Cerro San Pedro Mine	51.6	-	9.5	7.9	69.0
Rainy River project	-	438.6	1.0	-	439.6
Blackwater project	-	836.6	15.8	-	852.4
El Morro project	-	438.5	-	-	438.5
Other(1)	-	9.7	7.6	-	17.3
	1,048.4	1,777.0	504.0	58.2	3,387.6

1.	Other includes corporate balances and exploration properties.

				As at December 31, 2013
		Non-	Plant &	Construction
(in millions of U.S. dollars)	Depletable	depletable	equipment	in progress	Total

New Afton Mine	783.1	-	300.3	3.7	1,087.1
Mesquite Mine	166.3	26.2	86.3	1.1	279.9
Peak Mines	121.4	27.4	84.5	17.0	250.3
Cerro San Pedro Mine	30.3	-	9.6	3.9	43.8
Rainy River project	-	377.0	1.2	-	378.2
Blackwater project	-	798.1	47.8	-	845.9
El Morro project	-	433.1	-	-	433.1
Other(1)	-	9.7	8.5	-	18.2
	1,101.1	1,671.5	538.2	25.7	3,336.5

1.	Other includes corporate balances and exploration properties.

9.	Long-term debt

Long-term debt consists of the following:

		September 30	December 31
(in millions of U.S. dollars)		2014	2013

Senior unsecured notes - due April 15, 2020	a	294.0	293.3
Senior unsecured notes - due November 15, 2022	b	491.4	490.8
El Morro project funding loan	c	86.5	78.4
Revolving credit facility	d	-	-
		871.9	862.5

(a)	Senior Unsecured Notes – due April 15, 2020

On April 5, 2012, the Company issued $300.0 million of Senior Unsecured Notes (“2020 Unsecured Notes”). As at September 30, 2014 the face value was $300.0 million. The 2020 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on April 15, 2020, and bear interest at the rate of 7% per annum. Interest is payable in arrears in equal semi-annual instalments on April 15 and October 15 in each year.

The Company incurred transaction costs of $8.0 million which have been offset against the carrying amount of the 2020 Unsecured Notes and are being amortized to net earnings using the effective interest method.

The 2020 Unsecured Notes are redeemable by the Company in whole or in part:

•	At any time prior to April 15, 2016 at a redemption price of 100% of the aggregate principal amount of the 2020 Unsecured Notes, plus a make-whole premium, plus accrued and unpaid interest, if any, to the redemption date.

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•	During the 12-month period beginning on April 15 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2020 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:

2016	103.50%
2017	101.75%
2018 and thereafter	100.00%

(b)	Senior Unsecured Notes – due November 15, 2022

On November 15, 2012, the Company issued $500.0 million of Senior Unsecured Notes (“2022 Unsecured Notes”). As at September 30, 2014 the face value was $500.0 million. The 2022 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on November 15, 2022, and bear interest at the rate of 6.25% per annum. Interest is payable in arrears in equal semi-annual instalments on May 15 and November 15 in each year.

The Company incurred transaction costs of $9.9 million which have been offset against the carrying amount of the 2022 Unsecured Notes and are being amortized to net earnings using the effective interest method.

The 2022 Unsecured Notes are redeemable by the Company in whole or in part:

•	At any time prior to November 15, 2017 at a redemption price of 100% of the aggregate principal amount of the 2022 Unsecured Notes, plus a make-whole premium, plus accrued and unpaid interest, if any, to the redemption date.

•	During the 12-month period beginning on November 15 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2022 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:

2017	103.13%
2018	102.08%
2019	101.04%
2020 and thereafter	100.00%

(c)	El Morro project funding loan

The Company owns a 30% interest in the Chilean company Sociedad Contractual Minera El Morro (“El Morro”) with Goldcorp Inc. (“Goldcorp”) holding the remaining 70% interest.  El Morro is the operator of the El Morro project.

Goldcorp has agreed to fund 100% of the Company’s El Morro funding commitments until commencement of commercial production. These amounts, plus interest, will be repaid out of 80% of the Company’s distributions once the El Morro project is in production.

The interest rate on the Company’s share of the capital funded by Goldcorp is 4.58%. For the three and nine months ended September 30 2014, non-cash investing activities were $nil and $5.4 million (2013 – $1.2 million and $8.4 million) excluding accrued interest, and represent the Company’s share of contributions to the El Morro project funded by Goldcorp. The loan is secured against all rights and interests of the Company’s Chilean subsidiaries, including a pledge of the El Morro shares, limiting recourse to the Company’s investment in its Chilean subsidiaries.

(d)	Revolving credit facility

On August 14, 2014, the Company replaced its $150.0 million revolving credit facility (due to expire on December 14, 2014) with a $300.0 million revolving credit facility (the “Facility”) which expires on August 14, 2018. The Facility also provides the Company with the option, subject to commitments, to draw an additional $50.0 million above and beyond the base $300.0 million. The terms of the Facility result in a reduction in pricing compared to the replaced revolving credit facility. Net debt will continue be used to calculate leverage for the purpose of covenant tests and pricing levels and the Facility contains two covenant tests, minimum interest coverage ratio and maximum leverage ratio, with the Facility no longer requiring the minimum tangible net worth test which was required under the replaced revolving credit facility. The Facility also contains a lower limit on the minimum interest coverage ratio and a higher limit on the maximum leverage ratio.

The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. Significant financial covenants are as follows:

		Twelve months ended	Twelve months ended
		September 30	December 31
	Financial covenant	2014	2013
Minimum interest coverage ratio (EBITDA to interest)	>3.0:1.0	5.5 : 1	5.7 : 1
Maximum leverage ratio (net debt to EBITDA)	<3.5:1.0	1.4 : 1	1.3 : 1

The interest margin on drawings under the Facility ranges from 1.00% to 3.25% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s debt to EBITDA ratio and the currency and type of credit selected by the Company. The standby fees on undrawn amounts under the Facility range from 0.45% to 0.73%, depending on the Company’s net debt to EBITDA ratio. Based on the Company’s net debt to EBITDA ratio, the rate is 0.51% as at September 30, 2014 (December 31, 2013 – 0.63% under the replaced revolving credit facility).

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As at September 30, 2014, the Company has not drawn any funds under the Facility; however the Facility has been used to issue letters of credit of $18.8 million relating to environmental and reclamation requirements at Cerro San Pedro, A$10.3 million for Peak Mines’ reclamation bond for the State of New South Wales, C$9.5 million for New Afton’s reclamation requirements, C$3.2 million for New Afton’s commitment to B.C. Hydro for power and transmission construction work (the B.C. Hydro letter of credit will be released over time as New Afton consumes and pays for power in the early period of operations), C$2.8 million for Blackwater’s reclamation requirements, and $1.0 million relating to worker’s compensation security at Mesquite. The annual fees are 1.35% of the value of the outstanding letters of credit which totalled $42.6 million as at September 30, 2014 (December 31, 2013 - $43.1 million).

10.	Derivative instruments

(a)	Provisionally priced contracts

During the period, the Company had provisionally priced sales for which price finalization is outstanding at the statement of financial position date. Realized and unrealized non-hedged derivative gains (losses) on the provisional pricing of concentrate sales are classified as revenue. The following table summarizes these realized and unrealized gains (losses) for the three and nine months ended September 30:

	Three months ended September 30 Nine months ended September 30
(in millions of U.S. dollars)	Gold	Copper	Total	Gold	Copper	Total
2014:
Realized	(1.3)	(3.3)	(4.6)	0.7	(4.2)	(3.5)
Unrealized	(2.1)	(3.0)	(5.1)	(2.1)	(5.3)	(7.4)
	(3.4)	(6.3)	(9.7)	(1.4)	(9.5)	(10.9)
2013:
Realized	0.3	(1.4)	(1.1)	(4.3)	(9.6)	(13.9)
Unrealized	(0.9)	2.7	1.8	(0.9)	1.4	0.5
	(0.6)	1.3	0.7	(5.2)	(8.2)	(13.4)

As at September 30, 2014 the Company’s exposure to the impact of movements in market metal prices for provisionally priced contracts was 27,000 ounces of gold and 48 million pounds of copper.

The Company enters into copper swap contracts to reduce exposure to copper prices. Realized and unrealized gains (losses) are recorded as revenue. The following table summarizes these realized and unrealized gains (losses) for the three and nine months ended September 30:

	Three months ended		Nine months ended
		September 30		September 30
(in millions of U.S. dollars)	2014	2013	2014	2013
Realized	2.4	(3.8)	0.4	1.4
Unrealized	2.8	0.9	3.6	2.1
	5.2	(2.9)	4.0	3.5

As at September 30, 2014, the notional amount of copper underlying the swaps outstanding was 42 million pounds with settlement periods ranging from November 2014 to March 2015.

(b)	Gold hedging contracts

On May 15, 2013, the Company eliminated its legacy gold hedges that were associated with the 2008 project financing put in place to develop the Mesquite Mine. The Company paid $65.7 million to fully close all hedges dated to December 2014. Hedge accounting with respect to these contracts was discontinued on May 15, 2013.

Prior to the discontinuance of hedge accounting, the net amount of existing gains (losses) arising from the unrealized fair value of the Company’s gold hedging contracts, which are derivatives that are designated as cash flow hedges and are reported in other comprehensive income, was reclassified to net earnings as contracts were settled on a monthly basis. The amount of such reclassification was dependent upon fair values and the amounts of the contracts settled.

At the closing date of the hedge on May 15, 2013, the Company had unrecognized losses related to the gold hedging contracts of $46.3 million, which remained deferred in other reserves and are released to net earnings in the same period in which the original designated underlying forecast sales were to occur. For the three and nine months ended September 30, 2014 the Company transferred $6.8 million and $20.5 million of these losses to net earnings (2013 - $7.0 million and $11.7 million).

As at September 30, 2014, $6.8 million remains deferred in other reserves and will be released to net earnings during the fourth quarter of 2014.

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The following table summarizes hedging gains (losses) in other comprehensive income for the three and nine months ended September 30:

	Three months ended		Nine months ended
	September 30		September 30
(in millions of U.S. dollars)	2014	2013	2014	2013
Effective portion of change in fair value of hedging instruments
Gold hedging contracts - unrealized	-	-	-	18.1
Gold hedging contracts - realized	6.8	7.0	20.5	25.5
Deferred income tax	(2.8)	(2.9)	(8.5)	(17.8)
	4.0	4.1	12.0	25.8

11.  Share capital

At September 30, 2014, the Company had unlimited authorized common shares and 504.0 million common shares outstanding.

(a)  No par value common shares issued

	Number
	of shares
(in millions of U.S. dollars, unless otherwise noted)	(000s)

Balance, December 31, 2012	476,003	2,618.4
Exercise of options	1,521	8.5
Exercise of warrants	39	0.2
Acquisition of Rainy River	25,874	188.2
Balance, December 31, 2013	503,437	2,815.3
Exercise of options	510	2.4
Issuance of shares for land purchases	78	0.3
Balance, September 30, 2014	504,025	2,818.0

(b)  Share-based payment expenses

The following table summarizes share-based payment expenses for the three and nine months ended September 30:

	Three months ended		Nine months ended
	September 30		September 30
(in millions of U.S. dollars)	2014	2013	2014	2013
Stock option expense	1.3	1.9	3.8	6.1
Performance share unit expense	0.3	0.1	1.3	0.6
Restricted share unit expense	0.1	0.2	0.3	(0.3)
Deferred share award unit expense	(0.2)	-	0.6	0.1
	1.5	2.2	6.0	6.5

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(i)  Stock options

The following table presents the changes in the Company’s stock option plans (the “Plans”):

	Number of options	Weighted average exercise price
	(000s)	C$
Balance, December 31, 2012	10,939	5.96
Granted	1,689	9.46
Exercised	(1,521)	3.4
Forfeited	(198)	10.41
Expired	(595)	7.89
Balance, December 31, 2013	10,314	6.72
Granted	2,044	6.21
Exercised	(510)	3.09
Forfeited	(299)	9.22
Expired	(96)	5.01
Balance, September 30, 2014	11,453	6.74

The Company had the following weighted average assumptions in the Black-Scholes option-pricing model:

	Nine months ended September 30
	2014	2013
Grant price	C$6.21	C$10.01
Expected dividend yield	0.0%	0.0%
Expected volatility	53.0%	60.0%
Risk-free interest rate	1.04%	0.60%
Expected life of options	3.7 years	3.7 years
Fair value	C$2.52	C$4.47

(c)  Earnings per share

The following table sets out the computation of diluted earnings per share for the three and nine months ended September 30:

	Three months ended		Nine months ended
	September 30		September 30
(in millions of U.S. dollars, unless otherwise noted)	2014	2013	2014	2013

Net (loss) earnings	(59.6)	12.2	(45.2)	63.5

Basic weighted average number of shares outstanding	503.9	495.3	503.7	482.9
(in millions)
Dilution of securities
Stock options	-	2.6	-	3.1
Diluted weighted average number of shares outstanding	503.9	497.9	503.7	486.0

Net (loss) earnings per share
Basic	(0.12)	0.02	(0.09)	0.13
Diluted	(0.12)	0.02	(0.09)	0.13

The following table lists the equity securities excluded from the computation of diluted earnings per share. The securities were excluded as the exercise prices relating to the particular security exceed the average market price of the Company’s common shares of C$6.69 and C$6.32 for the three and nine months ended September 30, 2014 (2013 – C$7.09 and C$8.09), or the inclusion of the equity securities had an anti-dilutive effect on net (loss) earnings. For the periods in which the Company records a loss, diluted loss per share is calculated using basic weighted average number of shares outstanding as using the diluted weighted average number of shares outstanding in the calculation would be anti-dilutive.

	Three months ended		Nine months ended
	September 30		September 30
(in 000s)	2014	2013	2014	2013

Stock options	11,453	5,243	11,453	3,705
Warrants	27,900	27,900	27,900	27,900

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12.  Income and mining taxes

The composition of income tax expense between current tax and deferred tax for the three and nine months ended September 30 is as follows:

	Three months ended		Nine months ended
	September 30		September 30
(in millions of U.S. dollars)	2014	2013	2014	2013
Current income and mining tax expense (recovery)
Canada	1.1	1.7	3.2	1.8
Foreign	3.7	(2.2)	5.9	17.6
Adjustments in respect of prior year	0.1	(4.7)	0.1	(4.7)
	4.9	(5.2)	9.2	14.7

Deferred income and mining tax expense (recovery)
Canada	7.5	10.1	19.2	15.5
Foreign	37.1	(0.9)	29.2	(9.8)
Adjustments in respect of prior year	(1.4)	6.3	(1.4)	6.3
	43.2	15.5	47.0	12.0

Income tax expense	48.1	10.3	56.2	26.7

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. The differences result from the following items for the three and nine months ended September 30:

	Three months ended		Nine months ended
	September 30		September 30
(in millions of U.S. dollars)	2014	2013	2014	2013

Earnings before taxes	(11.5)	22.5	11.0	90.2

Canadian federal and provincial income tax rates	26.0%	25.8%	26.0%	25.8%

Income tax expense based on above rates	(3.0)	5.8	2.9	23.3
Increase (decrease) due to:
Non-taxable income	-	(5.5)	-	(10.2)
Non-deductible expenditures	-	0.3	-	5.7
Different statutory tax rates on earnings of foreign subsidiaries	(2.1)	(1.3)	(4.8)	1.4
Foreign exchange on non-monetary assets and liabilities	6.4	-	5.5	-
Other foreign exchange differences	(1.7)	-	2.3	-
Adjustment of prior year provision to statutory tax returns	(1.3)	-	(1.3)	-
Canadian mining tax	1.6	2.1	5.5	3.4
Mexican special duty tax	(0.7)	-	(0.4)	-
Withholding tax	0.2	-	0.5	0.1
Rate change in period	51.1	-	51.1	-
Change in unrecognized deferred tax assets	(2.3)	5.4	(5.1)	-
Taxable gain	-	0.1	-	0.4
Other	(0.1)	3.4	-	2.6
Income tax expense	48.1	10.3	56.2	26.7

Effective April 1, 2013, the British Columbia corporate tax rate increased from 10% to 11%. This resulted in an increase to the statutory effective tax rate to 26.0% compared to 25.8% in the comparative periods.

The 2013 Mexican tax reform package was published in the “Official Gazette” on December 11, 2013 and took effect on January 1, 2014. The law requires taxpayers with mining concessions to pay a new 7.5% Special Mining Duty and also created a new Extraordinary Mining Duty equal to 0.5% of gross revenues from the sale of gold, silver and platinum. Both the Extraordinary Mining Duty and Special Mining Duty are tax deductible for income tax purposes. As a result of the law being enacted in the fourth quarter of 2013, the Company recognized a non-cash deferred tax recovery of $0.7 million and $0.4 million for the three and nine months ended September 30, 2014 (2013 - $nil and $nil). The Company records the Special Mining Duty within the income tax expense section of the consolidated income statement as it is considered an income tax. The Extraordinary Mining Duty is considered a royalty, which does not impact the income tax expense, however it is recorded in operating expenses.

16

A deferred tax expense of $48.3 million has been recorded during the three and nine months ended September 30, 2014 as a result of a tax reform enacted by the Chilean government on September 26, 2014. This adjustment is included in the rate reconciling item of $51.1 million for rate change in period.

13.  Reclamation and closure cost obligations

Changes to the Company’s reclamation and closure cost obligations are as follows:

(in millions of U.S. dollars)	New Afton Mine	Mesquite Mine	Peak Mines	Cerro San Pedro Mine	Blackwater project	Total

Balance, December 31, 2012	10.4	11.4	22.6	18.7	8.7	71.8
Reclamation expenditures	(0.9)	(0.9)	(0.2)	(0.2)	-	(2.2)
Unwinding of discount	0.2	0.2	0.7	0.2	0.2	1.5
Revisions to expected cash flows	(0.9)	(0.1)	(3.9)	0.1	1.0	(3.8)
Foreign exchange movement	(0.6)	-	(3.2)	(0.1)	(0.4)	(4.3)
Balance, December 31, 2013	8.2	10.6	16.0	18.7	9.5	63.0
Less: current portion of closure costs (note 6)	0.3	0.7	0.5	0.1	-	1.6
Non-current portion of closure costs	7.9	9.9	15.5	18.6	9.5	61.4

Balance, December 31, 2013	8.2	10.6	16.0	18.7	9.5	63.0
Reclamation expenditures	-	(0.2)	-	(0.7)	-	(0.9)
Unwinding of discount	0.2	0.2	0.4	0.4	0.2	1.4
Revisions to expected cash flows	0.7	0.3	0.9	2.0	1.1	5.0
Foreign exchange movement	(0.4)	-	(0.4)	(0.4)	(0.5)	(1.7)
Balance, September 30, 2014	8.7	10.9	16.9	20.0	10.3	66.8
Less: current portion of closure costs (note 6)	0.3	0.6	0.6	0.1	-	1.6
Non-current portion of closure costs	8.4	10.3	16.3	19.9	10.3	65.2

The current portion of the reclamation and closure cost obligations has been included in Note 6: Trade and other payables.

14.  SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information for the three and nine months ended September 30, is as follows:

	Three months ended		Nine months ended
	September 30		September 30
(in millions of U.S. dollars)	2014	2013	2014	2013
Operating activities:
Trade and other receivables	(4.4)	(9.3)	(17.5)	1.5
Inventories	(17.0)	(8.1)	(30.1)	(28.8)
Prepaid expenses and other	1.1	(1.7)	5.8	5.8
Trade and other payables	(0.1)	5.1	0.1	(9.6)
Change in non-cash operating working capital	(20.4)	(14.0)	(41.7)	(31.1)

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15.  Segmented information

(a)  Segment revenues and results

The Company manages its reportable operating segments by operating mines, development projects and exploration projects. The results from operations for these reportable operating segments are summarized for the three and nine months ended September 30:

		Three months ended September 30, 2014
(in millions of U.S. dollars)	New Afton Mine	Mesquite Mine	Peak Mines	Cerro San Pedro Mine	Corporate	Other(1)	Total

Revenues(2)	81.8	26.1	43.5	17.9	-	-	169.3
Operating expenses	22.4	24.5	25.5	21.8	-	-	94.2
Depreciation and depletion	31.4	6.7	13.6	2.0	-	-	53.7
Earnings (loss) from mine operations	28.0	(5.1)	4.4	(5.9)	-	-	21.4
Corporate administration	-	-	-	-	6.0	-	6.0
Share-based payment expenses	-	-	-	-	1.5	-	1.5
Exploration and business development	0.1	-	1.2	-	0.1	3.6	5.0
Income from operations	27.9	(5.1)	3.2	(5.9)	(7.6)	(3.6)	8.9
Finance income	-	-	0.1	-	0.1	0.3	0.5
Finance costs	(0.1)	(0.1)	(0.2)	(0.1)	(5.5)	(1.1)	(7.1)
Other (losses) gains	(11.3)	(0.1)	1.4	(1.9)	10.2	(12.1)	(13.8)
Earnings (loss) before taxes	16.5	(5.3)	4.5	(7.9)	(2.8)	(16.5)	(11.5)
Income tax (expense) recovery	34.5	5.1	(1.7)	4.9	(23.3)	(67.6)	(48.1)
Net earnings (loss)	51.0	(0.2)	2.8	(3.0)	(26.1)	(84.1)	(59.6)

1. Other includes balances relating to the development and exploration properties that have no revenues or operating costs.

2. Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the period.

		Nine months ended September 30, 2014
(in millions of U.S. dollars)	New Afton Mine	Mesquite Mine	Peak Mines	Cerro San Pedro Mine	Corporate	Other(1)	Total

Revenues(2)	264.9	68.0	127.0	78.0	-	-	537.9
Operating expenses	71.1	64.3	79.4	73.2	-	-	288.0
Depreciation and depletion	96.8	17.5	37.7	6.0	-	-	158.0
Earnings (loss) from mine operations	97.0	(13.8)	9.9	(1.2)	-	-	91.9
Corporate administration	-	-	-	-	20.2	-	20.2
Share-based payment expenses	-	-	-	-	6.0	-	6.0
Exploration and business development	-	2.9	2.7	-	0.3	6.5	12.4
Income from operations	97.0	(16.7)	7.2	(1.2)	(26.5)	(6.5)	53.3
Finance income	-	-	0.2	-	0.4	0.4	1.0
Finance costs	(0.6)	(0.2)	(0.6)	(0.4)	(16.9)	(3.1)	(21.8)
Other (losses) gains	(11.8)	0.1	(0.1)	(3.2)	5.4	(11.9)	(21.5)
Earnings (loss) before taxes	84.6	(16.8)	6.7	(4.8)	(37.6)	(21.1)	11.0
Income tax (expense) recovery	12.6	11.0	(1.4)	4.8	(16.7)	(66.5)	(56.2)
Net earnings (loss)	97.2	(5.8)	5.3	-	(54.3)	(87.6)	(45.2)

1. Other includes balances relating to the development and exploration properties that have no revenues or operating costs.

2. Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the period.

18

	Three months ended September 30, 2013
(in millions of U.S. dollars)	New Afton Mine	Mesquite Mine	Peak Mines	Cerro San Pedro Mine	Corporate	Other(1)	Total

Revenues(2)	95.6	21.8	42.7	35.9	-	-	196.0
Operating expenses	27.6	21.7	30.6	22.2	-	-	102.1
Depreciation and depletion	25.5	5.4	7.4	4.4	-	-	42.7
Earnings from mine operations	42.5	(5.3)	4.7	9.3	-	-	51.2
Corporate administration	-	-	-	-	6.5	-	6.5
Share-based payment expenses	-	-	-	-	2.2	-	2.2
Exploration and business development	4.2	0.1	1.5	-	-	6.7	12.5
Income from operations	38.3	(5.4)	3.2	9.3	(8.7)	(6.7)	30.0
Finance income	-	-	-	-	0.3	0.3	0.6
Finance costs	-	-	(0.2)	(0.1)	(7.9)	(0.9)	(9.1)
Rainy River acquisition costs	-	-	-	-	(4.9)	-	(4.9)
Other (losses) gains	6.0	(0.6)	1.9	(2.2)	1.3	(0.5)	5.9
Earnings (loss) before taxes	44.3	(6.0)	4.9	7.0	(19.9)	(7.8)	22.5
Income tax (expense) recovery	(34.4)	7.7	(1.2)	(3.1)	18.3	2.4	(10.3)
Net earnings (loss)	9.9	1.7	3.7	3.9	(1.6)	(5.4)	12.2

1. Other includes balances relating to the development and exploration properties that have no revenues or operating costs.

2. Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the period.

	Nine months ended September 30, 2013
(in millions of U.S. dollars)	New Afton Mine	Mesquite Mine	Peak Mines	Cerro San Pedro Mine	Corporate	Other(1)	Total

Revenues(2)	230.4	80.3	135.6	135.0	-	-	581.3
Operating expenses	79.8	67.4	94.2	72.4	-	-	313.8
Depreciation and depletion	67.2	16.8	21.9	18.8	-	-	124.7
Earnings from mine operations	83.4	(3.9)	19.5	43.8	-	-	142.8
Corporate administration	-	-	-	-	21.1	-	21.1
Share-based payment expenses	-	-	-	-	6.5	-	6.5
Exploration and business development	10.6	1.0	5.4	-	0.2	11.2	28.4
Income from operations	72.8	(4.9)	14.1	43.8	(27.8)	(11.2)	86.8
Finance income	0.1	-	0.1	-	0.7	0.3	1.2
Finance costs	(0.5)	(0.1)	(0.7)	(0.2)	(27.9)	(2.6)	(32.0)
Rainy River acquisition costs	-	-	-	-	(4.9)	-	(4.9)
Other (losses) gains	(9.2)	7.4	(1.5)	(1.3)	46.8	(3.1)	39.1
Earnings (loss) before taxes	63.2	2.4	12.0	42.3	(13.1)	(16.6)	90.2
Income tax (expense) recovery	(47.5)	8.4	(2.7)	(13.4)	24.4	4.1	(26.7)
Net earnings (loss)	15.7	10.8	9.3	28.9	11.3	(12.5)	63.5

1. Other includes balances relating to the development and exploration properties that have no revenues or operating costs.

2. Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the period.

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(b)  Segmented assets and liabilities

The following table present the segmented assets and liabilities:

	Total assets		Total liabilities		Capital expenditures (2)
	September	December	September	December	September	September
(in millions of U.S. dollars)	30, 2014	31, 2013	30, 2014	31, 2013	30, 2014	30, 2013

New Afton Mine	1,148.1	1,161.8	77.6	77.5	64.2	87.2
Mesquite Mine	457.0	437.9	131.6	129.8	25.3	15.3
Peak Mines	306.5	310.1	84.8	88.2	19.0	35.2
Cerro San Pedro Mine	209.0	178.5	51.2	53.0	27.7	13.7
Rainy River project	474.1	453.7	83.0	70.5	44.4	7.5
Blackwater project	873.3	886.7	40.7	38.7	10.0	42.2
El Morro project (3)	438.5	433.1	244.6	190.5	-	-
Other(1)	344.2	337.2	843.0	830.9	-	-
	4,250.7	4,199.0	1,556.5	1,479.1	190.6	201.1

1. Other includes corporate balances and exploration properties.

2. Capital expenditure per consolidated statement of cash flows.

3. Capital expenditure at El Morro is funded by the El Morro project funding loan.

16.  FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management's estimates of the current market value at a given point in time.

The Company’s financial assets and liabilities are classified and measured as follows:

			September 30, 2014
	Loans and			Financial
	receivables	Fair value	Available	liabilities at
	at amortized	through	for sale at	amortized
(in millions of U.S. dollars)	cost	profit/loss	fair value	cost	Total

Financial assets
Cash and cash equivalents	416.1	-	-	-	416.1
Trade and other receivables	36.4	-	-	-	36.4
Provisionally priced contracts	-	(7.4)	-	-	(7.4)
Copper swap contracts	-	3.6	-	-	3.6
Investments	-	-	0.4	-	0.4
Financial liabilities
Trade and other payables(1)	-	-	-	112.8	112.8
Long-term debt	-	-	-	871.9	871.9
Warrants	-	21.7	-	-	21.7
Share award units	-	2.5	-	-	2.5

1. Trade and other payables excludes short-term portion of reclamation and closure cost obligation.

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			December 31, 2013
	Loans and			Financial
	receivables	Fair value	Available	liabilities at
	at amortized	through	for sale at	amortized
(in millions of U.S. dollars)	cost	profit/loss	fair value	cost	Total

Financial assets
Cash and cash equivalents	414.4	-	-	-	414.4
Trade and other receivables	20.5	-	-	-	20.5
Provisionally priced contracts	-	1.3	-	-	1.3
Copper swap contracts	-	(2.5)	-	-	(2.5)
Investments	-	-	0.5	-	0.5
Financial liabilities
Trade and other payables(1)	-	-	-	88.6	88.6
Long-term debt	-	-	-	862.5	862.5
Warrants	-	27.8	-	-	27.8
Performance share units	-	0.8	-	-	0.8
Share award units	-	0.9	-	-	0.9

1. Trade and other payables excludes short-term portion of reclamation and closure cost obligation.

The carrying values and fair values of the Company’s financial instruments are as follows:

	September 30,	September 30,	December 31,	December 31,
	2014	2014	2013	2013
	Carrying	Fair	Carrying	Fair
(in millions of U.S. dollars)	Value	Value	Value	Value

Financial assets
Cash and cash equivalents	416.1	416.1	414.4	414.4
Trade and other receivables	32.6	32.6	19.3	19.3
Investments	0.4	0.4	0.5	0.5
Financial liabilities
Trade and other payables(1)	112.8	112.8	88.6	88.6
Long-term debt	871.9	912.3	862.5	870.4
Warrants	21.7	21.7	27.8	27.8
Performance share units	-	-	0.8	0.8
Share award units	2.5	2.5	0.9	0.9

1. Trade and other payables excludes short-term portion of reclamation and closure cost obligation.

The Company has not offset financial assets with financial liabilities.

The Company has certain financial assets and liabilities that are held at fair value. The investments and the gold contracts are presented at fair value at each reporting date using appropriate valuation methodology. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

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The following tables summarize information about financial assets and liabilities measured at fair value on a recurring basis in the statement of financial position and categorized by level of significance of the inputs used in making the measurements:

	September 30, 2014
(in millions of U.S. dollars)	Level 1	Level 2	Level 3

Asset (Liability):

Investments	0.4	-	-
Warrants	(21.7)	-	-
Share award units	(2.5)	-	-
Provisionally priced contracts	-	(7.4)	-
Copper swap contracts	-	3.6	-

	December 31, 2013
(in millions of U.S. dollars)	Level 1	Level 2	Level 3

Asset (Liability):

Investments	0.5	-	-
Warrants	(27.7)	(0.1)	-
Performance share units	(0.8)	-	-
Share award units	(0.9)	-	-
Provisionally priced contracts	-	1.3	-
Copper swap contracts	-	(2.5)	-

There were no transfers between Levels 1, 2 and 3 during the nine months ended September 30, 2014 or the year ended December 31, 2013. The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.

Valuation methodologies for Level 2 financial assets and liabilities

Provisionally priced contracts and copper swap contracts

The fair value of the provisionally priced contracts and the copper swap contracts are calculated using the mark-to-market forward prices of London Metals Exchange gold and copper based on the applicable settlement dates of the outstanding provisionally priced contracts and copper swap contracts.

17.  Commitments and contingencies

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

(a) The Company has entered into a number of contractual commitments for capital items related to operations and development. At September 30, 2014, these commitments totalled $246.7 million (December 31, 2013 – $44.5 million), $142.5 million of which are expected to fall due over the next 12 months.

(b) The Chilean Environmental Permitting Authority (“Servicio de Evaluacion Ambiental” or “SEA”), approved the El Morro project’s environmental permit in March 2011. However, a constitutional action was filed against the SEA in May 2011 by the Comunidad Agricola Los Huasco Altinos (“CAHA”) seeking annulment of the environmental permit. El Morro, the Chilean company jointly held by the Company and Goldcorp and which owns and operates the El Morro project, participated in the legal proceedings as an interested party and beneficiary of the environmental permit. In February 2012, the Court of Appeals of Antofagasta ruled against approval of the environmental permit, for the primary reason that the SEA had not adequately consulted or compensated the Indigenous people that form the CAHA. SEA and El Morro appealed the ruling; however, the ruling was confirmed by the Supreme Court of Chile on April 27, 2012. Based on the Supreme Court’s decision, El Morro immediately suspended all project field work being executed under the terms of the environmental permit. On June 22, 2012, SEA initiated the administrative process to address the deficiencies identified by the Chilean Court and on October 22, 2013, El Morro’s environmental permit was reinstated. Certain local communities and groups filed constitutional actions challenging the reinstated permit, and on November 22, 2013 the Copiapo Court of Appeals granted an injunction suspending development of the El Morro project. On April 28, 2014, the Copiapo Court of Appeals rejected the constitutional actions and consequently the injunction was lifted. However, on October 7, 2014, the Chilean Supreme Court overturned the decision of the Copiapo Court of Appeals, thereby invalidating El Morro’s environmental permit.  At present, project activities have been suspended pending evaluation of the appropriate path forward.  El Morro remains committed to open and transparent dialogue with stakeholders.

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(c) In March 2011, the municipality of Cerro de San Pedro approved a new municipal land use plan, after public consultation, which clearly designates the area of the Cerro San Pedro Mine for mining. New Gold believes this plan resolves any ambiguity regarding the land use in the area in which Cerro San Pedro is located, and which has had a history of ongoing legal challenges related to the environmental authorization (“EIS”) for the mine. In April 2011, a request was filed for a new EIS based on the new Municipal Plan and on August 5, 2011 a new EIS was granted. The new EIS is subject to a number of ongoing conditions that will need to be fulfilled through the continued operation and eventual closure of the mine. In addition, some authorizations necessary for the operation of the Cerro San Pedro Mine have durations of one year or one quarter, or other periods that are shorter than the remaining mine life. While historically these authorizations have been renewed, extended or re-issued without incident, in late 2013 the annual construction and operations licenses issued by the Municipality of Cerro de San Pedro in San Luis Potosi were subject to numerous inappropriate conditions. The application of the conditions was suspended by the State Contentious and Administrative Tribunal and in August 2014 the Tribunal issued a ruling with the effect that that inappropriate conditions were annulled. The Municipality submitted a request to appeal the Tribunal’s ruling on October 1, 2014. The licenses are in full force and effect while the Municipality’s request to appeal is being considered. Cerro San Pedro may not ultimately prevail in court proceedings regarding the terms and conditions of such licenses. This could result in a suspension or termination of operations at the Cerro San Pedro Mine and/or additional costs, any of which adversely affect the Company’s production, cash flow and profitability.

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